EXHIBIT 99.1

Westport Announces Board of Directors Update

Tony Guglielmin assuming Chair role with retirement of current Chair Dan Hancock; Westport welcoming new Board member Brad Kotush

VANCOUVER, British Columbia, Jan. 02, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), a supplier of alternative fuel systems and components for the global transportation industry, today announces changes to its Board of Directors. Chair Dan Hancock, appointed to the Board in July 2017, retired from the Board, effective December 31, 2025, with current director Tony Guglielmin assuming the role of Chair. Joining Westport’s Board of Directors, effective January 1, 2026, is Brad Kotush, who brings over 20 years of experience in early-stage transformation, investment banking, and capital markets, both in Canada and globally. This addition further enhances the Board’s expertise and supports the Company’s long-term strategic objectives.

Mr. Hancock’s extensive automotive experience, particularly in technology commercialization and European manufacturing leadership, proved essential as Westport navigated the rapidly shifting dynamics of today's automotive industry,” said Tony Guglielmin, appointed Chair of Westport’s Board of Directors. “During the integration process following the 2016 merger and the commercialization of the HPDI™ fuel system, Mr. Hancock provided the stability and insight necessary for success. We are grateful for his dedication and the legacy he leaves with the Board.”

“Brad Kotush’s appointment adds exceptional strength to our Board,” added Guglielmin. “Mr. Kotush’s background in executive-level finance, risk management, and strategy spanning clean technology, investment banking, and global capital markets aligns directly with Westport’s strategic direction. His experience overseeing regulated entities, major financing programs, and cross-border transactions will bring meaningful insight and discipline to our governance and decision-making processes.”

Mr. Kotush is currently the CFO of a clean tech company listed on the TSXV and previously held the positions of Executive Vice President and Chief Financial Officer at Home Capital Group Inc. and Executive Vice President, Chief Financial and Risk Officer at Canaccord Genuity Group Inc.

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit Westport.com.

Contact Information

Investor Relations
Westport Fuel Systems
T: +1 604-718-2046